UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                    February                        , 2003
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                                Frontline Ltd.
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                (Translation of registrant's name into English)


      Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  X          Form 40-F
                                -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                   No   X
                          -----                 -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated February 24, 2003.

                                   Exhibit 1
FRONTLINE LTD.

FOURTH QUARTER AND FINANCIAL YEAR 2002 RESULTS

Frontline Ltd. reports earnings before interest, tax, depreciation, and amortisation including earnings from associated companies (EBITDA) of $105.3 million and net income of $67.1 million for the fourth quarter of 2002. Earnings per share for the quarter were $0.88.

The average daily time charter equivalents ("TCEs") earned by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $30,900, $25,300 and $24,200, respectively, compared with $16,900, $14,300 and $13,400, respectively in the immediately preceding quarter.

Net interest expense for the quarter was $12.2 million compared to $18.1 million in the same period in 2001. This decrease reflects the reduction in interest rates in the period. At December 31, 2002 approximately 74 per cent of the Company's total debt is floating. Other financial items for the quarter were positive $14.5 million. This includes a positive $13.6 million for the market value adjustment on the Company's Equity Swap Line based on the revaluation of 2,695,000 shares to the market price of $8.85 at quarter end from $3.82 per share at September 30, 2002. The strengthening of the Yen against the US Dollar in the fourth quarter of 2002 resulted in an unrealised foreign currency exchange loss of $4.3 million due to the revaluation of Yen debt in certain subsidiaries and a loss of $2.0 million included within the share of results from associated companies.

For the year ended December 31, 2002, the Company had EBITDA of $226.9 million and a net loss of $6.9 million. Loss per share for the 2002 year was $0.09. This compares to EBITDA, net income and earnings per share of $528.8 million, $382.7 million and $4.99, respectively for 2001. The TCEs earned by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers for year 2002 were $22,500, $18,400 and $17,700, respectively, compared with $40,800, $30,700 and
$28,900, respectively in 2001. The net loss for 2002 is after a charge of $14.1 million relating to the adoption of Financial Accounting Standard 142 "Goodwill and Other Intangible Assets". The Company adopted FAS 142 effective January 1, 2002 and recognised an impairment loss on goodwill that is shown separately in the consolidated statement of operations as a cumulative effect of change in accounting principle. Net income for 2002 before the cumulative effect of change in accounting principle was $7.2 million and earnings per share were $0.09.

Net interest expense for 2002 was $59.8 million (2001 - $78.8 million). This decrease reflects the benefit of lower interest rates on outstanding debt. Other financial items for 2002 were a charge of $6.6 million (2001 - charge of $5.7 million). In 2002 other financial items includes a charge of $4.0 million relating to the market value adjustment on the Company's Equity Swap Line and a $3.0 million charge relating to the market value adjustments for interest rate swaps. The strengthening of the Yen against the US Dollar from 131.14 at December 31, 2001 to 118.54 at December 31, 2002 resulted in an unrealised exchange loss of $12.3 million in 2002. In addition, there is an unrealised exchange loss of $5.8 million included within the share of results from associated companies. At December 31, 2002, the Company has Yen debt (including our share of associated companies) of Yen 20.3 billion, compared with Yen 23.7 billion and Yen 35.5 billion at September 30, 2002 and December 31, 2001, respectively.

THE MARKET

The tanker market showed a strong recovery in the fourth quarter mainly caused by increased OPEC production starting in August / September. Combined with a high stabilized export from Iraq this improved the utilisation of the tanker fleet and pushed VLCC rates from $10 - 15,000 per day in August to $25 - 30,000 per day in late October. Suezmax rates followed a similar trend.

On November 13, 2002, the single hull tanker MT Prestige started to break up off the coast of Spain. The vessel, which carried 77,000 tons of fuel oil later sank and created an environmental disaster. The accident put pressure on European politicians to tighten the legislation for tankers, and also had immediate effects on the chartering policies of several of the major oil companies. As a result of the accident, the market tightened further up to a VLCC level of around $40,000 per day.

The oil strike in Venezuela, which started December 2 created large logistical inefficiencies in the fleet and freight rates improved further. The need to replace the Venezuelan exports to the US with alternative crude with longer transportation distance, helped further.

The market situation during most of 2002 led to an early demise of many elderly tankers, and total removal from the fleet through scrapping or conversion came to 38 VLCCs and 17 Suezmaxes. New building deliveries in the year were 37 VLCCs and 23 Suezmaxes.

Second-hand values and new building prices showed a positive trend in the fourth quarter. Order activity picked up. Order books currently stand at 76 VLCCs and 63 Suezmaxes for delivery into mid 2006.

CORPORATE AND OTHER MATTERS

Frontline has, a result of the withdrawal from Tankers International and the new chartering agreement with BP, strengthened its chartering operations. The Board is pleased to see that the agreement with BP is now fully operational and works to both parties mutual benefit.

The Board is also pleased to observe that the withdrawal from Tankers International has been completed satisfactorily and for the fourth quarter has lead to relative improvement in charter revenue and reduced costs.

In the fourth quarter of 2002, the Company took delivery of two wholly-owned VLCC newbuildings, with delivery of these vessels financed through traditional bank financing. The Company has one remaining newbuilding VLCC on order for delivery in 2003, and as at December 31, 2002, the remaining equity investment was estimated to be $12 million. Committed financing for the mentioned newbuilding has been secured. Except for this, the Company has no other material capital commitments.

In the fourth quarter of 2002, the Company sold and leased back one of its VLCCs, Front Eagle, thereby generating net cash of approximately $27.4 million. The leaseback of the vessel is being accounted for as a capital lease and a loss of $2.1 million was recognised immediately on the sale of the vessel.

The Capesize vessel Channel Poterne was sold during the quarter at a small profit.

In the fourth quarter of 2002, the Company restructured and refinanced Golden Stream. As a result of the refinancing, $45.8 million was reclassified from short-term to long-term interest bearing debt. The ship is currently placed in a non-recourse subsidiary where Frontline has guaranteed and partly provided the first $28 million of the debt, while the remaining debt is provided by the vessel's financiers on a stand alone basis.

The Company's largest financing facility, which at year-end had $194.4 million outstanding, has been extended for two years until November 2005.

At December 31, 2002, and for the quarter then ended, 76,466,566 ordinary shares were outstanding. At December 31, 2002, the Bank of Nova Scotia Group had acquired 2,695,000 Frontline shares pursuant to the existing Equity Swap Line facility that is in place until February 2004. The average cost on the swap line's shares is $8.71 per share. The Company therefore has an option to pay a total of $23.5 million in cash in order to repay the swap line and thereby effectively eliminate the shares, or continue with the existing swap line until it expires in February 2004.

On February 24, 2003, the Board declared a dividend of $0.15 per share. The record date for the dividend is March 10, 2003, ex dividend date is March 6, 2003 and the dividend will be paid on or about March 24, 2003.

As of February 22, 2003, Frontline has cash break even rates for Suezmaxes and VLCCs respectively of $13,700 and $20,900 per day. In order to give a 15 % cash yield on the current market capitalisation, the Company will need to generate on average an additional $4,900 per day per vessel. This should be seen up against the average rates during the last thirteen years, which have been $21,200 and $28,900 per day for Suezmaxes and VLCCs respectively.

The Company has used the current strong market to fix three of its VLCCs and two Suezmaxes on longer-term employment either physically or through financial derivatives. The one-year time charter rates for VLCCs and Suezmaxes are $40,000 and $30,000 per day respectively.

OUTLOOK

The 2003 year has started with very strong VLCC and Suezmax markets. The volatility in the market has been high with sharp spikes reaching $100,000 and lows around $35,000 per day for VLCCs. Suezmaxes have shown a more steady level around $40,000 per day.

The charterers have used a strategy where they have concentrated their fixing activities to certain periods of the months. This leads to other periods with low activity. The low activity periods normally trigger a nervousness among owners that spurs volatility and leads to reduced rates.

It is interesting to note that the major part of the increase in AG spot export until the last two weeks actually has been trading east instead of going west. This signals a strong Asian demand mainly driven by China, Korea and India, and also tells us that the effect of the Venezuelan strike on the chartering market has not been as high as one might anticipate.

It is likely that a full recovery of the Venezuelan export, combined with any interruption in the export from Iraq, could put downwards pressure on rates.

There are however several factors which are likely to reverse this trend:

-    Low world-wide oil inventories.

- A potential Iraqi war will create large fleet inefficiencies including substantial fleet capacity in storage.

- A reverse of the current backwardation in the oil market would stimulate higher inventories.

- The Prestige effects. The introduction of new EU legislation on tankers and the consequent pressure put on the US and Japan to implement similar regulations to avoid them becoming dumping grounds for trading old tankers.

- Continued strong Asian demand combined with possible improved economical outlook in the rest of the world.

- A tight energy situation world wide created by such factors as nuclear reactor shutdown in Asia, low water magazines for hydropower generation and low natural gas production in the US.

The strengthening of other shipping markets like dry-bulk and containers has during the last months improved the yards' order backlogs. Combined with a weak dollar this is likely to lead to continued strenghtening in the newbuilding prices as well as second-hand prices.

The Board will, in view of the Company's strong growth during the last few years and the overall moderness of Frontline's fleet, have a cautious attitude to new investments. The Company will however still seek to take an active role in pushing further consolidation of the tanker market through structural changes.

The Board has during the last half year focused on building balance sheet strength to reduce the Company's financial risk in the future. The Board is satisfied with the development of the Company's break even rate. The Company's cash position will increase significantly in the first quarter based on the receipts of freight revenues from the fourth quarter 2002 as well as the earnings from the first quarter of 2003. This will substantially strengthen the Company going forward, and give a necessary buffer to meet the volatility in the tanker market. Due to the size of the existing cash flow and the limited committed capital expenditure, is it likely that a significant part of the current cash flow can be returned to the shareholders in the form of cash dividends without stretching the financial risk.

Frontline has at the time of writing covered 73 per cent of its VLCC capacity in the first quarter at average rates of $56,000 per day and 60 per cent of its Suezmax capacity at $39,000 per day. Current rates are around $65,000 for VLCCs and $50,000 for Suezmaxes.

Based on achieved rates and the outlook for the remainder of the quarter the Board assumes that the Company is likely to make a profit in excess of $150 million for the first quarter.

Even if it is likely that there will be substantial volatility in the market, the Board is optimistic for the year 2003 overall.

FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline Management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

February 24, 2003
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

-------------------------------------------------------------------------------
  2001      2002  INCOME STATEMENT                              2002     2001
Oct-Dec  Oct-Dec  (in thousands of $)                         Jan-Dec  Jan-Dec
                                                                       (audited)
-------------------------------------------------------------------------------
109,593  159,350  Net operating revenues                       429,025  647,345
    781  (1,465)  Gain (loss) from sale of assets              (4,337)   35,620
 31,841   27,214  Ship operating expenses                      113,596  121,452
 10,343   21,365  Charterhire expenses                          60,634   41,858
  5,053    3,162  Administrative expenses                       12,895   13,176
 63,137  106,144  Operating income before depreciation and     237,563  506,479
                  amortisation
 32,461   36,212  Depreciation and amortisation                139,855  121,725
 30,676   69,932  Operating income after depreciation and       97,708  384,754
                  amortisation
  2,838    5,240  Interest income                               13,052   12,953
(20,919) (17,455) Interest expense                            (72,898) (91,800)
  6,363    (873)  Share of results from associated companies  (10,711)   22,317
  5,911   14,523  Other financial items                        (6,649)  (5,709)
 18,989  (4,320)  Foreign currency exchange gain (loss)       (13,313)   28,318
 43,861   67,047  Income (loss) before taxes and minority        7,189  350,833
                  interest
    188     (24)  Taxes                                           (22)      444
     -        -   Cumulative effect of change in accounting   (14,142)   32,339
                  principle
 43,687   67,071  Net income (loss)                            (6,931)  382,728

                  Earnings (loss) Per Share Amounts ($)

  $0.57    $0.88  EPS before cumulative effect of change in      $0.09    $4.57
                  accounting principle
      -        -  Cumulative effect of change in accounting    $(0.18)    $0.42
                  principle
  $0.57    $0.88  EPS                                          $(0.09)    $4.99
-------------------------------------------------------------------------------

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                  Income on timecharter basis ($ per day per ship)*

 19,900   30,900  VLCC                                          22,500   40,800
 20,600   25,300  Suezmax                                       18,400   30,700
 20,300   24,200  Suezmax OBO                                   17,700   28,900

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               *    Basis = Calendar days minus off-hire.
                    Figures after deduction of broker commission


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BALANCE SHEET                                          2002         2001
(in thousands of $)                                   Dec 31       Dec 31
                                                                  (audited)
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ASSETS
Short term
Cash and cash equivalents                               100,298      189,277
Other current assets                                    133,066       88,641
Long term
Newbuildings and vessel purchase options                 27,405      102,781
Vessels and equipment, net                            2,373,239    2,196,959
Vessels under capital lease, net                        264,902      317,208
Investment in associated companies                      119,329      109,898
Goodwill                                                      -       14,049
Deferred charges and other long-term assets              17,708       14,961
Total assets                                          3,035,947    3,033,774

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short-term interest bearing debt                        167,807      227,597
Current portion of obligations under capital lease       13,164       17,127
Other current liabilities                                61,408       70,332
Long term
Long-term interest bearing debt                       1,277,665    1,164,354
Obligations under capital lease                         259,527      283,663
Other long term liabilities                              28,199       11,478
Minority interest                                             -        6,822
Stockholders' equity                                  1,228,177    1,252,401
Total liabilities and stockholders' equity            3,035,947    3,033,774
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   2001      2002   STATEMENT OF CASHFLOWS                       2002     2001
Oct-Dec    Oct-Dec  (in thousands of $)                        Jan-Dec  Jan-Dec

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                    OPERATING ACTIVITIES

43,687   67,071   Net income (loss)                           (6,931)    382,728
                  Adjustments to reconcile net income to
                  net cash provided by operating activities
 32,829  36,944   Depreciation and amortisation               142,149    123,958
(16,398)  2,782   Unrealised foreign currency exchange         14,176   (29,148)
                  (gain) loss
  ( 781)  1,466   Gain or loss on sale of assets                4,337   (35,620)
 (6,364)    873   Share in results from associated companies   10,711   (22,321)
(6,233) (3,189)   Adjustment of financial derivatives to        7,495      5,404
                  market value
     -        -   Change in accounting principle               14,142 (  32,339)
19,700 (47,384)   Change in operating assets and liabilities  (34,816)    84,945
66,440   58,563   Net cash provided by operating activities   151,263    477,607

                   INVESTING ACTIVITIES

(60,332) (179,088) Additions to newbuildings, vessels and    (376,844) (386,130)
                   equipment
(6,829)  (9,943)   Advances to associated companies, net      (20,010)  (57,689)
   (83)       -    Acquisition of businesses (net of cash           -   (64,656)
                   acquired)
     -        -    Purchase of minority interest               (6,822)        -
227,377  103,661   Proceeds from sale of assets                177,902  403,214
160,133 (85,370)   Net cash provided by (used in) investing   (225,774)(105,261)
                   activities

                    FINANCING ACTIVITIES

   28,802  143,922  Proceeds from long-term debt, net of fees
                    paid                                      370,880   323,431
(173,522) (143,881) Repayments of long-term debt             (341,784) (460,725)
  (2,287)   42,223  Repayment of capital leases               (24,671)  (10,337)
  (7,640)        -  Dividends paid                            (19,116) (115,206)
         -       -  Repurchase/Issue of shares, net               223   (36,326)
(154,647)   42,264  Net cash used in financing activities     (14,468) (299,163)

 71,926     15,457  Net increase (decrease) in cash and cash   (88,979)  73,183
                    equivalents
117,351     84,841  Cash and cash equivalents at start of       189,277 116,094
                    period
189,277    100,298  Cash and cash equivalents at end of period  100,298 189,277
--------------------------------------------------------------------------------


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                   Frontline Ltd.
                                   --------------
                                   (Registrant)




Date   February 25, 2003           By  /s/ Kate Blankenship
       -----------------               --------------------
                                       Kate Blankenship
                                       Secretary and Chief Accounting Officer



02089-0009#387406